1333141 AD 1



07067319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
JUN 29 2007
160
PROCESSING
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

__ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ________________

Commission file number ____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Fresenius Medical Care North America 401(k) Savings Plan, 920 Winter Street, Waltham, MA 02451-1457

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fresenius Medical Care AG & Co. KGaA, Else-Kröner Straße 1, 61352 Bad Homburg, v.d. H. Germany

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America
401(k) Savings Plan

Date June , 2007

By: *Brian O'Connell*
Brian O'Connell, Trustee

EXHIBIT INDEX

Description	Sequentially Numbered Page
Consent of Walsh, Jastrem & Browne, LLP	3



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8686) of our report, dated June 22, 2007, relating to the financial statements and supplemental schedule of Fresenius Medical Care North America 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2006.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 27, 2007

FRESENIUS MEDICAL CARE
NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 and 2005

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AND INDEPENDENT AUDITORS' REPORT

INDEX



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109

617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
the Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Walsh, Jastrem & Browne, LLP

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 1 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV – 1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 22, 2007

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

ASSETS:	2006	2005
Investments, at fair value -		
Mutual Funds	$ 424,177,092	$ 362,338,458
Collective Investment Trusts	182,805,430	164,306,473
Fresenius Medical Care AG - shares (ADRs)	41,467,807	25,614,602
Loans to participants	23,021,105	19,706,098
Total investments	671,471,434	571,965,631
Cash	1,267,026	768,297
Contributions receivable - participants	4,431,448	4,336,198
Contributions receivable - employer	17,000,756	14,971,033
Receivable for investments sold	242,416	-
Interest receivable	5,918	2,401
Total assets	694,418,998	592,043,560
LIABILITIES:		
Accrued administrative expenses	77,943	85,688
Payable for investments purchased	223,658	-
Total liabilities	301,601	85,688
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	694,117,397	591,957,872
Adjustments from fair value to contract value for fully-benefit responsive investment contracts	1,377,782	1,551,630
NET ASSETS AVAILABLE FOR BENEFITS	$ 695,495,179	$ 593,509,502

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:	
Participant contributions -	
Salary deferrals	$ 52,517,327
Rollovers	3,488,277
Employer contributions -	
Matching	16,199,522
Profit sharing	14,275,973
Defined contribution	2,812,307
Dividend and interest income	38,220,355
Net realized and unrealized appreciation in value of investments	31,561,554
Total additions	159,075,315
DEDUCTIONS:	
Benefits paid to participants	50,470,342
Administrative expenses	307,037
Total deductions	50,777,379
NET ADDITIONS BEFORE TRANSFERS	108,297,936
TRANSFERS:	
Transfers in from other plan	1,395,664
Transfers out to other plan	(7,707,923)
Total net transfers	(6,312,259)
NET ADDITIONS	101,985,677
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	593,509,502
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 695,495,179

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company. The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company's Board of Directors. The trustee of the Plan is Fidelity Management Trust Company, which holds, manages and invests the Plan's assets and provides recordkeeping services for the Plan.

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

Investments – The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. Investments in collective investment trusts are stated at fair value, as determined by the issuer of the collective investment trusts based on the fair value of the underlying investments. Collective investment trusts with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Plan's investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), are valued at the closing market price on the last business day of the Plan year. Any unrealized appreciation or depreciation in value of investments is reflected in the statement of changes in net assets available for benefits. Loans to participants are valued at cost, which approximates fair value.

The Fidelity Managed Income Portfolio II (the "Portfolio") is a stable value fund that is an open-end collective investment trust dedicated exclusively to the management of assets of defined contribution plans. The Portfolio's investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a "wrapper" contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses – Certain administrative costs of the Plan have been absorbed by the Company.

Unit Values – Individual participant accounts for investments in collective investment trusts are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the collective investment trusts, but do have an interest therein represented by units valued daily. The collective investment trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from collective investment trusts are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents the collective investment trusts with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits with respect to such contracts is presented on a contract value basis and was not affected by the adoption of the FSP. The Plan's investment in collective investment trusts as of December 31, 2005 of $164,306,473 differs from that previously reported by $1,551,630 which amount represents the adjustment required by the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain limitations. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service.

Participants are at all times 100% vested to the extent of their own contributions. Active participants since January 1, 2002, vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Fewer than 2 years	0%
2 but fewer than 3 years	20%
3 but fewer than 4 years	40%
4 but fewer than 5 years	60%
5 years or more	100%

Participants terminated prior to January 1, 2002, vested in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Up to 3 years	0%
3-4 years	25%
4-5 years	50%
More than 5 years	100%

2. DESCRIPTION OF THE PLAN (continued)

Company Profit Sharing and Defined Contribution – The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service (900 hours) for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the plan. Certain employees covered under collective bargaining agreements are not eligible to participate. Any discretionary profit sharing contributions are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to an additional 50% profit sharing allocation. Participants are immediately 100% vested in all discretionary profit sharing contributions.

The Company makes payments to the Plan referred to as a "defined contribution" for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan ("Pension Plan") on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Participants are immediately 100% vested in such contributions.

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant's length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions relative to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Participant Accounts - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit

2. DESCRIPTION OF THE PLAN (continued)

to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures - At December 31, 2006, forfeited account balances totaled $1,265,406. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. The Company used $1,200,000 of forfeited account balances as a reduction of the December 2006 employer matching contribution that was funded to the Plan in January 2007.

Distributions – At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

Plan Termination – Although the Company expects to continue the Plan as a permanent, tax-deferred, savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

3. TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated August 4, 2003 determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS

The following presents investments at December 31, 2006 and 2005 representing 5% or more of Plan net assets:

	2006		2005	
Mutual Funds -				
Fidelity Contrafund, 1,801,246 and 1,620,489 shares, respectively	$117,441,224	*	$104,942,882	*
Neuberger & Berman Genesis Trust, 1,004,887 and 1,009,819 shares, respectively	47,963,279	*	49,026,712	*
Fidelity Dividend Growth Fund, 0 and 1,871,617 shares, respectively	-		53,883,853	*
Oakmark Equity and Income Fund-Class I, 3,483,232 and 3,192,244 shares, respectively	90,146,038	*	79,742,250	*
Fidelity Diversified International Fund, 982,846 and 724,911 shares, respectively	36,316,152	*	**	
TCW Dividend Focused Fund, 4,735,829 and 0 shares, respectively	63,033,881	*	-	
Collective Investment Trusts -				
Fidelity Managed Income Portfolio II, 116,287,827 and 105,852,746 units, respectively	114,910,045	*	104,301,116	*
Fidelity U.S. Equity Index Pool, 1,495,164 and 1,529,189 units, respectively	67,895,385	*	60,005,357	*
Fresenius Medical Care AG, 933,329 and 731,219 shares, respectively	41,467,807	*	**	

* - Participant directed

** - Less than 5% of Plan net assets

4. INVESTMENTS (continued)

For the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,561,554 as follows:

	Net Appreciation
Mutual funds	$ 14,440,594
Collective investment trust	9,300,844
Fresenius Medical Care AG – shares	7,820,116
	$ 31,561,554

5. LOANS TO PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants' account balances. The loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

6. RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds and collective investment trusts that are managed by Fidelity Investments, who also serves as trustee of the Plan and custodian for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA, but are exempt from the prohibited transaction rules. Fees paid by the Plan to Fidelity Investments for custodial and recordkeeping services amounted to $275,964 for the year ended December 31, 2006 and is included in administrative expenses on the statement of changes in net assets available for benefits.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts per the financial statements to Form 5500 for the year ended December 31, 2006:

	2006
Net assets available for benefits per the financial statements	$ 695,495,179
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,377,782)
Net assets available for benefits per Form 5500	$ 694,117,397
Total additions to net assets per the financial statements	$ 159,075,315
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,377,782)
Total additions to net assets per Form 5500	$ 157,697,533

8. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, collective investment trusts and shares of Fresenius Medical Care AG. Such investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9. TRANSFERS IN FROM OTHER PLAN

Pursuant to an acquisition of Renaissance Health Care, Inc. by the Company, the ADP/Renaissance Total Service Retirement Savings Plan was merged into the Plan. Participant account balances totaling $1,395,664 were transferred to the Plan during the year ended December 31, 2006.

10. TRANSFERS OUT TO OTHER PLAN

Pursuant to acquisition of Renal Care Group, Inc. in March 2006, the Company was forced to sell certain renal dialysis centers. As a result, the Plan account balances of the affected employees, totaling $7,707,923, were transferred out to a successor plan during the year ended December 31, 2006.

11. SUBSEQUENT EVENTS

Effective January 1, 2007, the employees of Renal Care Group, Inc. became participants in the Plan. Participant account balances from the Renal Care 401(k) Savings Plan totaling approximately $108,000,000 were merged into the Plan on January 11, 2007.

Effective January 1, 2007, the Plan was amended to automatically enroll in the Plan eligible employees hired on or after January 1, 2007. Such employees will be enrolled in the Plan at 3% of eligible earnings unless the employees opt not to participate.

Also effective January 1, 2007, the Plan's vesting schedule with respect to employer matching contributions for active participants was revised according to the following schedule:

Period of Service	Percentage Vested
Fewer than 1 year	0%
1 but fewer than 2 years	20%
2 but fewer than 3 years	40%
3 but fewer than 4 years	60%
4 but fewer than 5 years	80%
5 years or more	100%

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2006

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Mutual Funds -				
*	Fidelity Contrafund	1,801,246	Shares	**	$ 117,441,224
*	Fidelity Diversified International Fund	982,846	Shares	**	36,316,152
*	Fidelity U.S. Bond Index Fund	2,359,998	Shares	**	25,629,578
	Neuberger & Berman Genesis Trust	1,004,887	Shares	**	47,963,279
	Columbia Small Cap Core Fund - Class Z	345,915	Shares	**	6,662,316
	American Century Real Estate Fund - Institutional Class	456,643	Shares	**	13,877,374
	MainStay High Yield Corporate Bond Fund - Class A	887,828	Shares	**	5,770,882
	Oakmark Equity and Income Fund - Class I	3,483,232	Shares	**	90,146,038
	Hotchkis and Wiley Mid-Cap Value Fund - Class I	580,783	Shares	**	17,336,368
	TCW Dividend Focused Fund	4,735,829	Shares	**	63,033,881
	Fidelity Collective Investment Trusts -				
*	Managed Income Portfolio II	116,287,827	Units	**	114,910,045
*	U.S. Equity Index Pool	1,495,164	Units	**	67,895,385
*	Fresenius Medical Care AG	933,329	Shares (ADRs)	**	41,467,807
	Loans to Participants	interest range of 5.00% - 11.50%		-	23,021,105
	Total				$ 671,471,434

* - denotes a party-in-interest as defined by ERISA
** - participant directed

END